December 15, 2020

Harbert Discovery Fund Issues Letter to Dov Perlysky, Chairman of Enzo

Biochem’s Compensation Committee

Birmingham, AL, December 15, 2020

Enzo Biochem, Inc.

Mr. Dov Perlysky, Director

60 Executive Boulevard

Farmingdale, NY 11735

Dear Dov,

We are writing to express disappointment in you as Chairman of Enzo Biochem, Inc.’s (“Enzo” or the “Company”) Compensation Committee based on Elazar Rabbani (“Rabbani”) and Barry Weiner’s (“Weiner”) excessive, unjustifiable 2020 compensation.

Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (collectively “HDF”) currently own approximately 11.74% of the outstanding shares of Enzo, making us the Company’s largest shareholder.

We have repeatedly expressed our frustration with Enzo’s long history of rewarding Rabbani and Weiner excessive cash bonuses in the face of a declining share price and poor fundamental results. I most recently reiterated these views to you during a telephone call on October 28, 2020. At that time you stated:

“I would direct you to our proxy. I think you will see a fairly detailed heuristic for how we measure management.”

Contrary to your statement, Enzo’s 2020 proxy statement does not disclose any metrics by which you judged management’s performance. It seems that in reaction to our criticisms regarding excessive compensation for Rabbani and Weiner during last year’s proxy campaign Enzo has chosen to completely remove the financial performance measures the Company historically disclosed. The appropriate response would have been to set reasonable and market-based measurable targets for Rabbani and Weiner, disclose those targets to your shareholders, and only pay bonuses if those targets were met.

Fiscal 2020 revenue declined 6% and the Company generated a loss of $28.5 million. We believe that it is clear that performance-based cash bonuses were not warranted. Yet the Compensation Committee approved a $500,000 cash bonus to Rabbani and a $375,000 cash bonus to Weiner, which is the same amount of performance-based compensation they received in 2019 and 2018.

Even more shockingly, Enzo paid senior management these excessive bonuses in a year when the Company took out a $7 million PPP loan.

We believe these facts are offensive to your shareholders and Enzo’s employees. If you were somehow mislead by Rabbani or fear his retribution, then we encourage you to join us in our demand for his resignation. Conversely, if you have decided to go along with what appears to be a clear misuse of shareholder resources, then we question your ability to make decisions that are in the best interests of your shareholders.

Rewarding Rabbani and Weiner as Enzo’s stock price struggles under their leadership continues an unfortunate pattern that has gone on much too long. As a director we call on you to start taking meaningful steps to hold both of them more accountable.

Sincerely,

Harbert Discovery Fund, LP

Harbert Discovery Co-Investment Fund I, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-

Investment Fund I GP, LLC

Important Disclosure

THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. (“ENZO”). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO’S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (HDF)

HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach.

About Harbert Management Corporation (HMC)

HMC is an alternative asset management firm with approximately $7.5 billion in regulatory assets under management as of November 30, 2020. HMC currently sponsors eight distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

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